Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-139745

Prospectus Supplement
(To Prospectus dated January 9, 2007)

7,202,679 Shares

Eagle Bulk Shipping Inc.

Common Stock

The selling shareholder is offering all of the shares of common stock offered by this prospectus supplement.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol ‘‘EGLE.’’ The last reported sales price of our common stock on The Nasdaq Global Select Market on January 9, 2007 was $18.79 per share. We will not receive any proceeds from the sale of the shares of common stock by the selling shareholder.

The underwriter will purchase the shares offered by this prospectus supplement from the selling shareholder at a price of $16.93 per share, resulting in aggregate proceeds to the selling shareholder of $121,941,355.47, before expenses.

The underwriter may offer the shares from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on The Nasdaq Global Select Market, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriter may receive a commission equivalent from investors in the amount of up to $0.05 for each share sold to investors in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter is offering the common stock as set forth under ‘‘Underwriting.’’ Delivery of the shares will be made on or about January 16, 2007.

Bear, Stearns & Co. Inc.

The date of this prospectus supplement is January 10, 2007.

You should rely only on the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and Bear, Stearns & Co. Inc. has not, authorized anyone to give you different or additional information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus supplement and the accompanying prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information in this prospectus supplement and accompanying prospectus is accurate as of any date after their respective dates.

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The Offering

Common stock offered by the selling shareholder	7,202,679 shares
Common stock outstanding and to be outstanding after this offering	35,900,001 shares
Nasdaq Global Select Market symbol	‘‘EGLE’’

USE OF PROCEEDS

All of the shares of common stock offered hereby are being sold by the selling shareholder. We will not receive any proceeds from the sale of shares by the selling shareholder.

SELLING SHAREHOLDER

Name	Shares Beneficially Owned (1)		Number of Shares That Will Be Offered	Number of Shares of Common Stock Beneficially Owned Following the Offering	Percentage of Shares of Common Stock Beneficially Owned Following the Offering
	Number	Percentage
Eagle Ventures LLC (2)(3)	7,330,457	20.4%	7,202,679	127,778	0.4%
Kelso Investment Associates VII, L.P. (2)(4)	5,748,678	16.0%	5,742,771	5,907	0.0%
KEP VI, LLC (2)(4)	5,748,678	16.0%	5,742,771	5,907	0.0%
Frank T. Nickell (2)(4)(5)	5,748,678	16.0%	5,742,771	5,907	0.0%
Thomas R. Wall, IV (2)(4)(5)	5,748,678	16.0%	5,742,771	5,907	0.0%
George E. Matelich (2)(4)(5)	5,748,678	16.0%	5,742,771	5,907	0.0%
Michael B. Goldberg (2)(4)(5)(6)	5,748,678	16.0%	5,742,771	5,907	0.0%
David I. Wahrhaftig (2)(4)(5)	5,748,678	16.0%	5,742,771	5,907	0.0%
Frank K. Bynum, Jr. (2)(4)(5)	5,748,678	16.0%	5,742,771	5,907	0.0%
Philip E. Berney (2)(4)(5)	5,748,678	16.0%	5,742,771	5,907	0.0%
Frank J. Loverro (2)(4)(5)(6)	5,748,678	16.0%	5,742,771	5,907	0.0%
James J. Connors, II (2)(4)(5)	5,748,678	16.0%	5,742,771	5,907	0.0%

(1)	Numbers and percentages for Eagle Ventures LLC, Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, KEP VI, LLC, a Delaware limited liability company, or KEP VI, and Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors are reflective of beneficial ownership of Eagle Ventures LLC common interests. On January 8, 2007, Eagle Ventures LLC made an in-kind distribution of 94,543 shares of our common stock to Sophocles Zoullas in complete redemption of his common membership interests in Eagle Ventures LLC.

(2)	The business address for these persons is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022.

(3)	The members of Eagle Ventures LLC include, among others, affiliates of Kelso & Company, L.P., our named executive officers and David Hiley. Members of Eagle Ventures LLC are entitled to receive a distribution from the net proceeds received by Eagle Ventures LLC from the offering pursuant to this prospectus supplement in accordance with the Fifth Amended and Restated Limited Liability Company Agreement of Eagle Ventures LLC. Alan Ginsberg, one of our named executive officers, will receive a distribution (in respect of his common ownership interests in Eagle Ventures LLC) of $10,061. Our named executive officers will receive distributions as follows: Sophocles Zoullas ($13,733,491) and Alan Ginsberg ($2,961,868). Eagle Ventures LLC will retain 90,133 of our shares in respect of Mr. Zoullas’ profit interests and 19,439 of our shares in respect of Mr. Ginsberg’s profit interests.

(4)	Includes shares of common stock held by: (i) KIA VII and (ii) KEP VI. KIA VII and KEP VI may be deemed to share beneficial ownership of shares of common stock owned of record by Eagle Ventures LLC, by virtue of their ownership interests in Eagle Ventures LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares. Shares and percentages indicated represent the ownership of our equity securities by these persons and entities and are based on a share price of $18.79, the closing price of a share of our common stock on January 9, 2007. Each of KIA VII and KEP VI disclaim such beneficial ownership.

(5)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of shares of common stock owned of record by Eagle Ventures LLC, by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests.

(6)	Member of our board of directors.

UNDERWRITING

The selling shareholder is offering the shares of our common stock described in this prospectus supplement through Bear, Stearns & Co. Inc., the underwriter. We and the selling shareholder have entered into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase the 7,202,679 shares of common stock from the selling shareholder.

The underwriting agreement provides that the underwriter must buy all of the shares if it buys any of them.

The underwriter will purchase the shares of our common stock from the selling shareholder at a price of $16.93 per share, resulting in aggregate proceeds to the selling shareholder of $121,941,355.47, before expenses. The underwriter may offer the shares from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on The Nasdaq Global Select Market, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The difference between the price at which the underwriter purchases shares from the selling shareholder and the price at which the underwriter resells such shares, which may include a commission equivalent of up to $0.05 per share, may be deemed underwriting compensation.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriter; and

•	the underwriter’s right to reject orders in whole or in part.

In connection with this offering, the underwriter or securities dealers may distribute prospectuses electronically.

We estimate that the total expenses of this offering payable by us will be approximately $200,000.

We, our executive officers and directors and the selling shareholder have entered into lock-up agreements with the underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of Bear, Stearns & Co. Inc., subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 45 days after the date of this prospectus supplement. At any time and without public notice, Bear, Stearns & Co. Inc. may in its sole discretion release all or some of the securities from these lock-up agreements.

We and the selling shareholder have agreed to indemnify the underwriter and its controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling shareholder are unable to provide this indemnification, we or the selling shareholder will contribute to payments the underwriter and its controlling persons may be required to make in respect of those liabilities.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol ‘‘EGLE.’’

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering.

The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. The underwriter may carry out these transactions on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering the underwriter may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

The underwriter and its affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. In addition, Frank T. Nickell, who is the CEO and President of Kelso & Company, L.P. and a managing member of KEP VI, LLC and Kelso GP VII, LLC (the general partner of Kelso GP VII, L.P., which is the general partner of KIA VII, two of our principal stockholders) is an outside director of Bear, Stearns & Co. Inc., the underwriter, and owns shares of Bear, Stearns & Co. Inc. which he has received pursuant to a directors stock plan. This offering is being conducted pursuant to Conduct Rule 2710(h) of the NASD.

The underwriter and its affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

LEGAL MATTERS

Various legal matters with respect to this offering will be passed upon for us by Seward & Kissel LLP, New York, New York and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Simpson Thacher & Bartlett LLP, New York, New York is counsel for the underwriter in connection with this offering.

$220,500,000

and

7,425,000 of our Common Shares
Offered by a Selling Shareholder

Eagle Bulk Shipping Inc.

Through this prospectus, we may periodically offer:

(1) our common shares,

(2) our preferred shares,

(3) our debt securities, which may be guaranteed by one or more of our subsidiaries,

(4) our warrants,

(5) our purchase contracts, and

(6) our units.

In addition, the selling shareholder named in the section ‘‘Selling Shareholder’’ may sell in one or more offerings pursuant to this registration statement up to 7,425,000 of our common shares that were previously acquired in a private transaction. We will not receive any of the proceeds from the sale of our common shares by the selling shareholder.

The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common shares are currently listed on the Nasdaq Global Select Market under the symbol ‘‘EGLE.’’

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

An investment in these securities involves risks. See the sections entitled ‘‘Risk Factors’’ beginning on page 4 and page 21 of our Form 10-K for the period ended December 31, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 9, 2007.

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares, preferred shares, debt securities, warrants, purchase contracts and units described in this prospectus in one or more offerings up to a total dollar amount of $220,500,000. In addition, a selling shareholder may sell in one or more offerings pursuant to this registration statement up to 7,425,000 of our common shares that were previously acquired in a private transaction. This prospectus provides you with a general description of the securities we or a selling shareholder may offer. Each time we or the selling shareholder offers securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered

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securities. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement that we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under ‘‘Where You Can Find Additional Information.’’

In this prospectus, all references to ‘‘we,’’ ‘‘our,’’ ‘‘us’’ and the ‘‘Company’’ shall refer to Eagle Bulk Shipping Inc. and, unless the context requires otherwise, its consolidated subsidiaries.

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PROSPECTUS SUMMARY

This section summarizes some of the information that is contained later in this prospectus or in other documents incorporated by reference into this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus or is contained in any supplements to this prospectus or in the documents that we incorporate by reference into this prospectus.

Our Company

Eagle Bulk Shipping Inc., or the Company, is incorporated under the laws of the Republic of the Marshall Islands and headquartered in New York, New York. We are engaged primarily in the ocean transportation of a broad range of major and minor bulk cargoes, including iron ore, coal, grain, cement and fertilizer, along worldwide shipping routes. As of December 29, 2006, we owned and operated a modern fleet of 16 oceangoing vessels with a combined carrying capacity of 796,663 deadweight tons, or dwt, and an average age of 6.0 years. Additionally, we have entered into two new vessel building contracts for the construction of two ‘‘Future-56’’ class 56,000 dwt Supramax vessels to be delivered in January and February of 2010, respectively.

We are the largest U.S. based owner of Handymax dry bulk vessels. Handymax dry bulk vessels range in size from 35,000 dwt to 60,000 dwt. Twelve of the 16 vessels in our operating fleet are classed as Supramax dry bulk vessels, a class of Handymax dry bulk vessels which range in size from 50,000 dwt to 60,000 dwt. These vessels have the cargo loading and unloading flexibility of on-board cranes while offering cargo carrying capacities approaching that of Panamax dry bulk vessels, which range in size from 60,000 dwt to 100,000 dwt and must rely on port facilities to load and offload their cargoes. We believe that the cargo handling flexibility and cargo carrying capacity of the Supramax class vessels make them attractive to charterers.

We carry out the commercial and strategic management of our fleet through our wholly owned subsidiary, Eagle Shipping International (USA) LLC, a Marshall Islands limited liability company that was formed in January 2005 and maintains its principle executive offices in New York, New York. Each of our vessels is owned by us through a separate wholly owned Marshall Islands limited liability company. We maintain our principal executive offices at 477 Madison Avenue, New York, New York 10022. Our telephone number at that address is (212) 785-2500. Our website address is www.eagleships.com. Information contained on our website does not constitute part of this annual report.

Our Fleet

The following table presents certain information concerning our fleet as of December 29, 2006.

Vessel	Delivered to Charterer	Time Charter Expiration(1)	Daily Time Charter Hire Rate
Cardinal	April 19, 2005	March 2007 to June 2007	$26,500
Condor(2)	April 30, 2005	November 2006 to March 2007	$24,000
Falcon	April 22, 2005	February 2008 to June 2008	$20,950
Griffon(3)	February 17, 2006	January 2007 to March 2007	$13,550
Harrier(4)	April 21, 2005	June 2007	$23,750
Hawk I(5)	April 28, 2005	April 2007	$23,750
Heron	December 11, 2005	December 2007 to February 2008	$24,000
Jaeger(6)	July 7, 2006	April 2007 to June 2007	$18,550
Kestrel I(7)	July 1, 2006	December 2007 to April 2008	$18,750
Kite(8)	April 17, 2006	March 2007 to June 2007	$14,750
Merlin	October 26, 2005	October 2007 to December 2007	$24,000
Osprey I(9)	September 1, 2005	May 2008 to September 2008	$21,000
Peregrine	December 16, 2006	December 2008 to February 2009	$20,500
Shikra	September 10, 2006	September 2007 to December 2007	$14,800
Sparrow(10)	July 20, 2005	November 2006 to February 2007	$22,500
Tern(11)	July 3, 2006	December 2007 to April 2008	$19,000

(1)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to the Company upon the termination of the charter.

(2)	Upon completion of the current charter the CONDOR will enter a new time charter at $20,500 per day for 26 to 29 months.

(3)	Upon completion of the current charter the GRIFFON will enter a new time charter at $20,075 per day for 24 to 26 months.

(4)	The charter for the HARRIER has been renewed at $24,000 per day commencing in June 2007 for 24 to 27 months.

(5)	The charter for the HAWK I has been renewed at $22,000 per day commencing in April 2007 for 24 to 26 months.

(6)	Upon completion of the current charter, the JAEGER commences a new time charter with a rate of $27,500 per day for 12-14 months. The charter rate may reset at the beginning of each month based on the average time charter rate for the Baltic Supramax Index, but in no case less than $22,500 per day.

(7)	The charterer of the KESTREL I has an option to extend the charter period by 11 to 13 months at a daily time charter rate of $20,000 per day.

(8)	Upon conclusion of the current charter, the KITE commences a new time charter at $21,000 per day for 26 to 29 months.

(9)	The charterer of the OSPREY I has an option to extend the charter period by up to 26 months at a daily time charter rate of $25,000.

(10)	Upon completion of the current charter the SPARROW will enter a new time charter at a base rate of $24,000 per day for 11 to 13 months with a profit share of 30% of up to the first $3,000 per day over the base rate.

(11)	The charterer of the TERN has an option to extend the charter period by 11 to 13 months at a daily time charter rate of $20,500 per day.

The Securities

We may use this prospectus to offer up to $220,500,000 of:

•	our common shares;

•	our preferred shares;

•	our debt securities, which may be guaranteed by one or more of our subsidiaries;

•	our warrants;

•	our purchase contracts; and

•	our units.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

In addition, a selling shareholder may sell in one or more offerings pursuant to this registration statement up to 7,425,000 of our common shares that were previously acquired in private transactions. We will not receive any of the proceeds from the sale of our common shares sold by the selling shareholder.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these securities that we or a selling shareholder may offer and may describe certain risks associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying our common shares or our other securities. These risk factors are incorporated by reference into this registration statement from the Company’s Form 10-K filed on March 16, 2006. Please see ‘‘Incorporation of Certain Documents by Reference.’’ In addition, you should also consider carefully the risks set forth under the heading ‘‘Risk Factors’’ in a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities before investing in any of the securities offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we intend to use the net proceeds from the sale of securities offered by this prospectus to make vessel acquisitions and for capital expenditures, repayment of indebtedness, working capital, and general corporate purposes. We will not receive any of the proceeds from the sale of our common shares by the selling shareholder.

FORWARD LOOKING STATEMENTS

Matters discussed in this prospectus may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our vessel operating expenses, including dry-docking and insurance costs, or actions taken by regulatory authorities, ability of our counterparties to perform their obligations under sales agreements and charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the Commission.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

Period	Period from January 26, 2005 (inception) to December 31, 2005	Nine Months ended September 30, 2006
Ratio of earnings to fixed charges	1.9	5.0

SELLING SHAREHOLDER

	Shares Beneficially Owned(1)		Number of Shares That Will Be Offered	Number of Common Shares Beneficially Owned Following the Offering	Percentage of Common Shares to be Beneficially Owned After Completion of the Offering
Name	Number	Percentage
Eagle Ventures LLC(2)(3)	7,425,000	20.68%	7,425,000	0	0
Kelso Investment Associates VII, L.P.(2)(4)	5,737,797	15.98%	5,737,797	0	0
KEP VI, LLC(2)(4)	5,737,797	15.98%	5,737,797	0	0
Frank T. Nickell(2)(4)(5)	5,737,797	15.98%	5,737,797	0	0
Thomas R. Wall, IV(2)(4)(5)	5,737,797	15.98%	5,737,797	0	0
George E. Matelich(2)(4)(5)	5,737,797	15.98%	5,737,797	0	0
Michael B. Goldberg(2)(4)(5)(6)	5,737,797	15.98%	5,737,797	0	0
David I. Wahrhaftig(2)(4)(5)	5,737,797	15.98%	5,737,797	0	0
Frank K. Bynum, Jr.(2)(4)(5)	5,737,797	15.98%	5,737,797	0	0
Philip E. Berney(2)(4)(5)	5,737,797	15.98%	5,737,797	0	0
Frank J. Loverro(2)(4)(5)(6)	5,737,797	15.98%	5,737,797	0	0
James J. Connors, II(2)(4)(5)	5,737,797	15.98%	5,737,797	0	0

(1)	Numbers and percentages for Eagle Ventures LLC, Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, KEP VI, LLC, a Delaware Limited Liability Company, or KEP VI, and Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors are reflective of beneficial ownership of Eagle Ventures LLC common interests.

(2)	The business address for these persons is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, NY 10022.

(3)	The members of Eagle Ventures LLC include KIA VII, KEP VI, Sophocles Zoullas, Alan Ginsberg and David Hiley. Members of Eagle Ventures LLC will receive a distribution from the net proceeds received by Eagle Ventures LLC from any offering of common shares for sale by Eagle Ventures LLC pursuant to the registration statement of which this prospectus forms a part in accordance with the Fifth Amended and Restated Limited Liability Company Agreement of Eagle Ventures LLC. The distributions that would be received by our named executive officers, Sophocles Zoullas and Alan Ginsberg, in respect of vested profits interests and in respect of their common ownership interests in Eagle Ventures LLC, will be described in a supplement to this prospectus.

(4)	Includes common shares held by: (i) KIA VII, and (ii) KEP VI. KIA VII and KEP VI may be deemed to share beneficial ownership of common shares owned of record by Eagle Ventures LLC, by virtue of their ownership interests in Eagle Ventures LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares. Shares and percentages indicated represent the upper limit of the expected ownership of our equity securities by these persons and entities and are based on a share price of $17.43, the closing price of our common shares on December 28, 2006. Each of KIA VII and KEP VI disclaim such beneficial ownership.

(5)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors may be deemed to share beneficial ownership of common shares owned of record by Eagle Ventures LLC, by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Connors share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests.

(6)	Member of our board of directors.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus and the selling shareholder may sell our common shares through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we or the selling shareholder may sell some or all of the securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we or the selling shareholder may enter into option or other types of transactions that require us or them to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of shares. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons acting on our behalf or the behalf of a selling shareholder that participates with us or a selling shareholder in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

We may indemnify underwriters, agents and dealers, as applicable, against liabilities relating to offerings of securities, including liabilities under the Securities Act, or we may agree to contribute to payments that the underwriters, dealers or agents may be required to make relating to these liabilities.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an ‘‘at the market’’ offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Global Select Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to all of the securities being registered under the registration statement of which this prospectus forms a part.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

Our description of capital stock can be found under the heading ‘‘Description of Capital Stock’’ in our registration statement on Form 8-A, (File No. 000-51366) as amended, filed with the Commission on June 20, 2005.

DESCRIPTION OF PREFERRED SHARES

The material terms of any series of preferred shares that we offer through a prospectus supplement, as well as any material United States federal income tax considerations, will be described in that prospectus supplement.

Subject to shareholder approval, our board of directors has the authority to issue preferred shares in one or more series and to determine the rights, preferences and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders. The issuance of preferred shares with voting and conversion rights may adversely affect the voting power of the holders of common shares.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•	the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to the registration statement of which this prospectus forms a part or a prospectus supplement, or as an exhibit to a Securities Exchange Act of 1934, as amended, or Exchange Act, report that will be incorporated by reference to the registration statement of which this prospectus forms a part or a prospectus supplement. We will refer to any or all of these reports as ‘‘subsequent filings.’’ The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an ‘‘indenture’’ and collectively as the ‘‘indentures.’’ Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

Certain of our subsidiaries may guarantee the debt securities we offer. Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries. The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal income tax consideration as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate per annum, if any;

•	if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

•	the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•	if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

•	if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•	if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

•	whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

•	any terms with respect to subordination;

•	any listing on any securities exchange or quotation system;

•	additional provisions, if any, related to defeasance and discharge of the offered debt securities;

•	the applicability of any guarantees;

•	amount of discount or premium, if any, with which such securities will be issued;

•	if applicable, a discussion of any material United States federal income tax considerations; and

•	additional terms not inconsistent with the terms of the indenture.

Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We will issue senior debt securities under the senior debt indenture. These senior debt securities will rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We will issue subordinated debt securities under the subordinated debt indenture. Subordinated debt will rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•	the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

•	subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

•	the ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us or our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

(1)	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2)	reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3)	reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(4)	waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5)	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;

(6)	makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7)	waives a redemption payment with respect to any security or change any of the provisions with respect to the redemption of any securities will be effective against any holder without his consent. In addition, other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;

•	default in any payment of principal or premium when due;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

•	default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the U.S. Internal Revenue Service (the ‘‘IRS’’) a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer. In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in an applicable subsequent filings, payments of principal, premium and interest on debt securities represented by global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•	the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC is a limited purpose trust company organized under the New York Banking Law, a ‘‘banking organization’’ within the meaning of the New York Banking Law, a member of the Federal Reserve System, a ‘‘clearing corporation’’ within the meaning of the New York Uniform Commercial Code, and a ‘‘clearing agency’’ registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating institutions deposit with DTC. DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the NASD. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

THE INFORMATION IN THIS SECTION CONCERNING DTC AND DTC’S BOOK-ENTRY SYSTEM HAS BEEN OBTAINED FROM SOURCES THAT WE BELIEVE TO BE RELIABLE, BUT WE TAKE NO RESPONSIBILITY FOR ITS ACCURACY.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The applicable prospectus supplement will also describe any material United States federal income tax considerations.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of two or more purchase contracts, warrants, debt securities, preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and a description of the provisions for the payment, settlement, transfer or exchange or the units; and

•	if applicable, a discussion of any material United States federal income tax considerations.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder and a Non-United States Holder, each as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning the common shares to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies, persons who own 10% or more of our common shares and investors whose functional currency is not the United States dollar) may be subject to special rules. This discussion deals only with holders who purchase common shares and own the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of our common shares.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and to Non-United States Holders of our common shares. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion below is based, in part, on the description of our business as described in ‘‘Business’’ in our report on Form 10-K filed on March 15, 2006 and assumes that we conduct our business as described in that section.

We have made, or will make, special United States federal income tax elections in respect of each of our ship owning or operating subsidiaries that is potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their parent, the ‘‘Company.’’ Therefore, for purposes of the following discussion, the Company, and not the subsidiaries subject to this special election, will be treated as the owner and operator of the vessels and as receiving the income therefrom.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

The Company currently earns, and we anticipate that the Company will continue to earn, substantially all its income from the hiring or leasing of vessels for use on a time or voyage charter basis or from the performance of services directly related to those uses, all of which we refer to as ‘‘shipping income.’’

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as ourselves will be subject to United States federal income taxation on its ‘‘shipping income’’ that is treated as derived from sources within the United States, to which we refer as ‘‘United States source shipping income.’’ For tax purposes, ‘‘United States source shipping income’’ includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, the Company is not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source income.

Unless exempt from tax under Section 883, the Company’s gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1)	it is organized in a qualified foreign country, which is one that grants an ‘‘equivalent exemption’’ from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer as the ‘‘Country of Organization Test’’; and

(2)	one of the following tests is met:

(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by qualified shareholders, which as defined includes individuals who are ‘‘residents’’ of a qualified foreign country, to which we refer as the ‘‘50% Ownership Test;’’

(B)	its shares are ‘‘primarily and regularly traded on an established securities market’’ in a qualified foreign country or in the United States, to which we refer as the ‘‘Publicly-Traded Test’’; or

(C)	it is a ‘‘controlled foreign corporation’’, or CFC, as described below and satisfies an ownership test, to which, collectively, we refer as the ‘‘CFC Test.’’

The Republic of the Marshall Islands, the jurisdiction where the Company is incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite ‘‘equivalent exemption’’ from tax in respect of each category of shipping income the Company earns and currently expects to earn in the future. Therefore, the Company will be exempt from United States federal income taxation with respect to its United States source shipping income if it satisfies any one of the 50% Ownership Test, the Publicly-Traded Test, or the CFC Test.

Both before and after the issuance of the common shares to which the registration statement of which this prospectus forms a part relates, we believe that we will satisfy the Publicly-Traded Test, as discussed below. The Company does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test or the CFC Test before or after the issuance of the common shares to which the registration statement of which this prospectus forms a part relates.

Publicly-Traded Test

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company’s common shares, which will be its sole class of issued and outstanding shares, are ‘‘primarily traded’’ on the Nasdaq Global Select Market.

Under the regulations, the Company’s common shares will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of its shares representing more than 50% of our outstanding shares, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the ‘‘listing threshold.’’ Since all our common shares are listed on the Nasdaq Global Select Market, we believe that we satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe the Company will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with the Company’s common shares, such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be ‘‘regularly traded’’ on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the ‘‘5 Percent Override Rule.’’

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of the Company’s common shares, or ‘‘5% Shareholders,’’ the regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission, as owning 5% or more of the Company’s common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the Company’s common shares for more than half the number of days during the taxable year, which we refer to as the ‘‘5 Percent Override Exception.’’

After the sale of all of the shares registered on the registration statement of which this prospectus forms a part, Eagle Ventures LLC will own none of the Company’s outstanding common shares. If Eagle Ventures LLC alone or together with other 5% Shareholders were to own 50% or more of the Company’s outstanding common shares on more than half the days of any taxable year, the 5 Percent Override Rule would be triggered. If the 5 Percent Override Rule were triggered, the Company believes that it would have significant difficulty in satisfying the 5 Percent Override Exception and hence would not qualify for the Publicly-Traded Test because United States persons are non-qualified shareholders for purposes of Section 883 and substantially all of the beneficial owners of Eagle Ventures LLC are United States persons.

Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, the Company’s United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. Based on the current operation of our vessels, if we were subject to 4% gross basis tax, our United States federal income tax liability would be approximately $200,000 per year. However, we can give no assurance that the operation of our vessels, which are under the control of third party charterers, will not change such that our United States federal income tax liability would be substantially higher.

To the extent the Company’s United States source shipping income is considered to be ‘‘effectively connected’’ with the conduct of a United States trade or business, as described below, any such ‘‘effectively connected’’ United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% ‘‘branch profits’’ tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the Company’s United States trade or business.

The Company’s United States source shipping income would be considered ‘‘effectively connected’’ with the conduct of a United States trade or business only if:

•	the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•	substantially all of the Company’s United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company’s shipping operations and other activities, we believe that none of the Company’s United States source shipping income will be ‘‘effectively connected’’ with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If the Company qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, the Company’s shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 and assuming that any decision on a vessel sale is made from and attributable to the United States office of the Company, as we believe likely to be the case as the Company is currently structured, then any gain derived from the sale of any such vessel will be treated as derived from United States sources and subject to United States federal income tax as ‘‘effectively connected’’ income (determined under rules different from those discussed above) under the above described net income tax regime.

United States Federal Income Taxation of United States Holders

As used herein, the term ‘‘United States Holder’’ means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common shares to a United States Holder will generally constitute dividends to the extent of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to the Company’s common shares will generally be treated as ‘‘passive income’’ (or, for taxable years beginning after December 31, 2006, ‘‘passive category income’’) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the Company’s common shares to a United States Holder who is an individual, trust or estate (a ‘‘United States Non-Corporate Holder’’) will generally be treated as ‘‘qualified dividend income’’ that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2010) provided that (1) the common shares is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which the Company’s common shares is traded); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are or will be); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on the Company’s common shares will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. This legislation has been referred to the Senate Finance Committee and no further action has been taken with respect to it. Any dividends out of earnings and profits the Company pays which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any ‘‘extraordinary dividend’’—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a common share—paid by the Company. If the Company pays an ‘‘extraordinary dividend’’ on its common shares that is treated as ‘‘qualified dividend income,’’ then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company’s common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a ‘‘passive foreign investment company’’ for United States federal income tax purposes. In general, the Company will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder holds the Company’s common shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business),

•	or at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute ‘‘passive income’’ unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company’s current operations and future projections, we do not believe that the Company has been or is, nor do we expect the Company to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether the Company is a passive foreign investment company, the gross income it derives from its time chartering and voyage chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that the Company owns and operates in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether the Company is a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. In addition, we have obtained an opinion from our counsel, Seward & Kissel LLP, that, based upon the Company’s operations as described herein, its income from time charters and voyage charters should not be treated as passive income for purposes of determining whether it is a passive foreign investment company. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a ‘‘Qualified Electing Fund,’’ which election we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a United States Holder should be able to make a ‘‘mark-to-market’’ election with respect to the Company’s common shares, as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report for United States federal income tax purposes its pro rata share of the Company’s ordinary earnings and net capital gain, if any, for each taxable year of the Company for which it is a passive foreign investment company that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as ‘‘qualified dividend income.’’ Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gains tax rates. The Electing

Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company’s common shares. A United States Holder would make a timely QEF election for shares of the Company by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when the Company was a passive foreign investment company. If the Company were to be treated as a passive foreign investment company for any taxable year, the Company would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a ‘‘Mark-to-Market’’ Election

Alternatively, if the Company were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, its shares are treated as ‘‘marketable stock,’’ a United States Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to the Company’s common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Company’s common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. No ordinary income inclusions under this election will be treated as ‘‘qualified dividend income.’’

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the Company’s common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a passive foreign investment company, would be taxed as ordinary income and would not be ‘‘qualified dividend income’’; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These special rules would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of the Company’s common shares. If the Company is a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning the Company’s common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

United States Federal Income Taxation of ‘‘Non-United States Holders’’

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a ‘‘Non-United States Holder.’’

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company’s common shares, unless:

•	the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

EXPERTS

The Company’s consolidated financial statements appearing in the Company’s Annual Report on Form 10-K for the period ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Marshall Islands law and various other legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual and special reports within the Commission. You may read and copy any document that we file at the Public Reference Room maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to ‘‘incorporate by reference’’ information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the period ended December 31, 2005, filed with the Commission on March 16, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the Commission on May 10, 2006, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Commission on August 10, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the Commission on November 13, 2006;

•	Our ‘‘Description of Capital Stock’’ contained in our registration statement on Form 8-A, (File No. 000-51366) as amended, filed with the Commission on June 20, 2005;

•	Our Current Reports filed with the Commission on January 30, 2006, January 31, 2006, April 18, 2006, June 23, 2006 (Item 1.01 and Item 3.02 only), June 29, 2006 (Item 3.02 only), July 25, 2006, July 31, 2006, August 3, 2006, August 3, 2006, September 7, 2006, October 18, 2006 and November 9, 2006; and

•	All documents we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

Notwithstanding the foregoing, no information is incorporated by reference in this prospectus or any prospectus supplement where such information under applicable Forms and regulations of the Commission is not deemed to be ‘‘filed’’ under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless we indicate in the report or filing containing such information that the information is to be considered ‘‘filed’’ under the Exchange Act or is to be incorporated by reference in this prospectus or any prospectus supplement. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Commission free of charge at the Commission’s website or our website at www.eagleships.com soon as reasonably practicable after such material is electronically filed with, or furnished to, the Commission. The reference to our website does not constitute incorporation by reference of the information contained in our website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus or the related registration statement. You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY 10022
(212) 785-2500

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Business Corporation Act (the ‘‘BCA’’) of the Marshall Islands authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and offices and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of each Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the claim has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7,202,679 shares

Common Stock

PROSPECTUS SUPPLEMENT

January 10, 2007

Bear, Stearns & Co. Inc.